Supplement dated February 5, 2008 to Prospectus Supplement dated October 31, 2007 (To Prospectus dated October 31, 2007)

$1,122,721,300 (Approximate; subject to a permitted variance of plus or minus 5%)

Citigroup Mortgage Loan Trust 2007-10
Issuing Entity

Mortgage Pass-Through Certificates, Series 2007-10

Citigroup Mortgage Loan Trust Inc.
Depositor

Citigroup Global Markets Realty Corp.
Sponsor

 Wells Fargo Bank, N.A.
Countrywide Home Loans Servicing LP
Citi Residential Lending Inc.
Servicers

CitiMortgage, Inc.
Master Servicer and Trust Administrator

Citibank, N.A.
Paying Agent, Certificate Registrar and Authenticating Agent

The last paragraph under "Risk Factors--Interest Shortfalls and Relief Act Shortfalls" is deleted in its entirety and replaced with the following:

Any prepayment interest shortfalls to the extent not covered by compensating interest paid by the related servicer or the master servicer and any interest shortfalls resulting from the application of the Relief Act for any distribution date will be allocated among the holders of all the Certificates in the manner described under “Description of the Certificates —Interest Distributions” in this prospectus supplement, and therefore such kinds of interest shortfalls will not be covered by subordination.

The second paragraph under the header “Yield on the Certificates—Yield Sensitivity of the Group 3 Floating Rate Certificates and the Group 3 Interest Only Certificates” is deleted in its entirety and replaced with the following:

The Group 3 Interest Only Certificates will accrue interest on a notional amount calculated based on the aggregate certificate principal balance of the Group 3 Floating Rate Certificates.  As a result, the yield to maturity on the Group 3 Interest Only Certificates will be sensitive to the rate and timing of principal payments (including prepayments and collections upon defaults, liquidations and repurchases) on the Group 3 Mortgage Loans.   Prior to the distribution date in November 2018 and possibly thereafter, all or a disproportionately large percentage of principal prepayments on the Group 3 Mortgage Loans will be allocated to the Group 3 Class A Certificates then entitled to distributions of principal.  Investors in the Group 3 Interest Only Certificates should fully consider the risk that a rapid rate of principal prepayments on the Group 3 Mortgage Loans could result in the failure of such investors to fully recover their investments.

The fourth paragraph under the header “Yield on the Certificates —Yield Sensitivity of the Group 3 Floating Rate Certificates and the Group 3 Interest Only Certificates” is deleted in its entirety and replaced with the following:

In addition, it is highly unlikely that the related mortgage loans will prepay at a constant percentage of the CPR until maturity, that all of the related mortgage loans will prepay at the same rate, or that the level of one-month LIBOR will remain constant. The timing of changes in the rate of prepayments may significantly affect the actual yield to maturity to an investor in the Group 3 Class A Certificates or the Group 3 Interest Only Certificates, even if the average rate of principal prepayments is consistent with an investor's expectation. In general, the earlier the payment of principal of the related mortgage loans, the greater the effect on an investor’s yield to maturity. As a result, the effect on an investor's yield of principal prepayments occurring at a rate higher or lower than the rate anticipated by the investor during the period immediately following the issuance of the Group 3 Class A Certificates and the Group 3 Interest Only Certificates will not be equally offset by a subsequent like reduction or increase in the rate of principal prepayments on the related mortgage loans.

The following header is inserted above “General” on page S-66:

PennFed Financial Services, Inc.

The fourth to last paragraph under the header “Description of the Certificates —The Swap Agreement and the Swap Provider—The Swap Agreement” is deleted in its entirety and replaced with the following:

Upon a Swap Early Termination, the grantor trust trustee will use reasonable efforts to appoint a successor swap provider to enter into a new interest rate swap agreement on terms substantially identical to the Interest Rate Swap Agreement, with a successor swap provider meeting all applicable eligibility requirements.  If the grantor trust trustee receives a Swap Termination Payment from the Swap Provider in connection with such Swap Early Termination, the grantor trust trustee will apply such Swap Termination Payment to any upfront payment required to appoint the successor swap provider.  If the grantor trust trustee is required to pay a Swap Termination Payment to the Swap Provider in connection with such Swap Early Termination, the grantor trust trustee will apply any upfront payment received from the successor swap provider to pay such Swap Termination Payment.

The third paragraph under the header “Description of the Certificates —Calculation of One-Month LIBOR” is deleted in its entirety.

The definition of “Floater Cap Carryover Amount” is deleted in its entirety and replaced with the following:

“Floater Cap Carryover Amount”: For the Group 3 Floating Rate Certificates and any distribution date up to and including the earlier of the 57th distribution date and the last distribution date for which the Swap Agreement is in effect, an amount equal to the sum of (i) the excess, if any, of (x) the amount of interest such class would have accrued for such distribution date had the related pass-through rate been calculated without regard to the Grantor Trust Net WAC Rate, over (y) the amount of interest such class of certificates accrued for such distribution date at the actual pass-through rate therefor and (ii) the unpaid portion of any Floater Cap Carryover Amount for such class from the immediately preceding distribution date together with interest accrued on such unpaid portion for the most recently ended Interest Accrual Period at the pass-through rate for such class for such Interest Accrual Period, calculated for purposes of this clause (ii) without regard to the Net WAC Rate of the Group 3-1 Mortgage Loans.
The following is added to the end of the second paragraph under “Description of the Certificates —Interest Distributions”:

; provided, however, that in the case of the Group 3 Floating Rate Certificates, any such shortfalls will be allocated to the Underlying Interests in such manner, and the aggregate amount so allocated to the Underlying Interests will then be allocated among the classes of Group 3 Floating Rate Certificates on a pro rata basis based on the respective amounts of interest accrued on such certificates for the related distribution.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered certificates or determined that this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

Citi